SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2007

                                 RADVISION LTD.
                              (Name of Registrant)

               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964, 333-127013 and 333-141654.

                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION CEO Boaz Raviv and CFO Tsipi Kagan to Speak at RBC North American Technology Conference on August 9th dated August 6, 2007.

     2. Press release re RADVISION(R) Announces General Availability of H.460 Standard Firewall and NAT Traversal Solution for Video Conferencing dated August 7, 2007.

     3. Press release re Radvision(R) Announces General Availability of the IMS SIP Developer Suite 5.0 dated August 7, 2007.

     4. Press release re COMMIT Selects RADVISION(R) 3G-324M and RTSP Stacks for Its Latest TD-SCDMA Mobile Terminal Reference Design dated August 21, 2007.

     5. Press release re Telecom Industry Veteran Joins RADVISION as General Manager for EMEA dated August 22, 2007.

     6. Press release re RADVISION CEO Boaz Raviv to Speak at Morgan Keegan 2007 Equity Conference on September 6th dated August 23, 2007.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION CEO Boaz Raviv and CFO Tsipi Kagan to Speak at
RBC North American Technology Conference on August 9th

Monday August 6, 7:00 am ET

Presentation to be webcast and archived

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, announced today that Boaz Raviv, CEO, and Tsipi Kagan, CFO, will speak at the RBC North American Technology Conference in San Francisco on Thursday, August 9th from 9:00 to 9:25 a.m. (Pacific).

The live webcast of the presentation can be accessed on the RADVISION web site at www.radvision.com/InvestorEvents/RBC or by clicking on http://www.wsw.com/webcast/rbc75/rvsn. An audio replay of the event will be available on the RADVISION web site approximately two hours after the live event and accessible for thirty days.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

Contact:
RADVISION
Tsipi Kagan, +1-201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1-203-972-0186
junefil@optonline.net

                                                                          ITEM 2

Press Release                                                  Source: RADVISION

RADVISION(R) Announces General Availability of H.460 Standard Firewall and NAT Traversal Solution for Video Conferencing

Tuesday August 7, 7:00 am ET

SCOPIA(R) PathFinder(TM) v5.5 Solves Firewall Issues for Both Internal Enterprise Users and Remote Sites

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced the availability of SCOPIA PathFinder version 5.5. This end-to-end firewall and NAT traversal solution now includes H.460 support enabling H.460 compliant endpoints to connect without the need for any intermediate client in the connection stream. SCOPIA PathFinder is the only solution available in the market that handles both endpoints with embedded H.460 support and endpoints without H.460 capabilities, without the need for additional hardware or traversal software.

SCOPIA PathFinder is a complete firewall traversal and NAT solution, offering both a near-end (enterprise network) and far-end (remote site) solution. SCOPIA PathFinder maintains the security and advantages of firewall and NAT, while opening up IP visual communication capabilities to telecommuters, workers on the move, customers and suppliers. SCOPIA PathFinder assures the quick and easy establishment of vital communications beyond the firewall boundaries of the enterprise.

H.460 is a set of ITU standards which defines protocols for firewall traversal.
H.460 compliant conferencing endpoints will connect directly to Pathfinder for connectivity through firewalls. For non-H.460 endpoints, free SCOPIA PathFinder client software can be deployed at remote sites providing firewall traversal via PathFinder.

SCOPIA PathFinder v5.5 Highlights:

     o Solves near-end and far-end firewall issues without any changes to the firewall.

     o    Works with any H.323 endpoint, gatekeeper, and firewall.

     o    Supports any H.460 compliant conferencing system.

     o    Includes free software for endpoints that do not support H.460.

     o    Supports AES encryption for all traffic.

     o    Enables URI dialing (email or URL style addressing).

"As one of the main contributors in perfecting the H.460 standard, RADVISION is committed to providing highly interoperable standard based conferencing solutions. RADVISION collaborated with the ITU in order to define the standard and bring about its ratification," said Eli Doron, President and Chief Strategy Officer, RADVISION. "Now that we have incorporated this capability into our SCOPIA PathFinder product, enterprises can easily communicate through firewall boundaries, and IT managers can maintain critical security boundaries whether the conferencing system is H.460 compliant or not."

"SCOPIA PathFinder has enabled enterprises to deploy a more flexible video conferencing solution by eliminating the issues of traversing network boundaries. This has enabled conferencing across all enterprise locations or to partners or customers outside the organization," said Bob Romano, RADVISION's VP of Enterprise Marketing. "H.460 further extends the power of an enterprise's video network infrastructure without creating those undesired security holes."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

Contact:
RADVISION
Tsipi Kagan, 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, 212-704-7385x114
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                                                          ITEM 3

Press Release                                                  Source: RADVISION

Radvision(R) Announces General Availability of the IMS SIP Developer Suite 5.0

Tuesday August 7, 7:00 am ET

With This Release, RADVISION Further Strengthens Its Position as a Leader in the Emerging Market for IMS Developer Solutions

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced the release and general availability of the SIP Developer Suite version 5.0. The SIP Developer Suite is a highly versatile development tool for building all types of IMS or non-IMS SIP applications, ranging from high-end infrastructure SIP systems to compact embedded devices. The SIP Developer Suite provides high performance, feature-rich functionality with high flexibility, customizability and extensibility.

The SIP Developer Suite includes a rich set of toolkits, add-ons, and packages designed to meet every SIP development challenge, all of which support the latest 3GPP and TISPAN IMS SIP standards. These include signaling compression, security agreement, IMS registration and more, SIMPLE OMA standard compliant Presence and Instant Messaging capabilities, XML support, and latest STUN standard NAT Traversal capabilities.

"With the release of the SIP Developer Suite, RADVISION opens the door to the next stage in the evolution of converged, next generation IMS networks," said Sagi Subocki, Product Manager with RADVISION's Technology Business Unit. "The SIP Developer Suite, including IMS, STUN NAT Traversal, and Presence and IM capabilities, offers many new opportunities for IMS mobile and fixed terminal vendors."

The SIP Developer Suite is part of the RADVISION IMS Express (TM), the most comprehensive solution for developers of next-generation IMS network elements, which includes the RADVISION SIP Server Platform, DIAMETER, MEGACO and RTP Toolkits and the ProLab(TM) IMS Testing & Analysis solution.

Coded in ANSI C and cross-platform compatible, the SIP Developer Suite is available for all common operating systems. It features an open, object-oriented architecture, which makes it programmer-friendly and highly flexible. It provides multiple API layers and is inherently designed to offer both extensive functionality and complete flexibility.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION
Tsipi Kagan, 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, 212-704-7385 x114
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                                                          ITEM 4

Press Release                                                  Source: RADVISION

COMMIT Selects RADVISION(R) 3G-324M and RTSP Stacks for
Its Latest TD-SCDMA Mobile Terminal Reference Design

Tuesday August 21, 8:00 am ET

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced that COMMIT Incorporated, a pioneer of TD-SCDMA wireless chipset solutions, is using the RADVISION 3G-324M Toolkit and RTSP Client Toolkit to develop a video-enabled 3G handset that is particularly suited for China's growing TD-SCDMA market.

"We selected RADVISION's technology because it takes a comprehensive approach to all the complexities of 3G video telephony," said Evan Yu, CEO of COMMIT. "RADVISION's technology is helping us deliver on the TD-SCDMA promise. We expect TD-SCDMA to go main-stream and rapidly increase market share once 3G services are officially deployed in China."

The new COMMIT mobile terminal reference design has realized stable high performance VT and streaming features. The RADVISION 3G-324M Toolkit is uniquely adept in enabling these features - with easy to use APIs, optimized CPU usage, patent-pending multiplexing technology, and many optional features that reduce time-to-market while optimizing interoperability. RADVISION's 3G-324M stack is part of the company's IMS client offering, which includes a video share application. This enables RADVISION customers to develop future-proof solutions and gain a head start on emerging IMS deployments.

"COMMIT's choice is further testimony to the flexibility and power of RADVISION's 3G technology," said Tsahi Levent-Levi, Product Manager for RADVISION's Technology Business Unit. "In places like China, where TD-SCDMA networks are just becoming the norm, handset and chipset developers are choosing the technology that will enable strong performance over any kind of network - both today and tomorrow."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

About COMMIT Incorporated

COMMIT Incorporated was established in February 2002 consisting of 17 industrial famous and respected enterprises including China PUTIAN Corporation, China Academy of Telecommunications Technology (CATT), Texas Instruments (China), Nokia (China) Investment Co. Limited, LG Electronics, Inc., Hyper Market International Limited, etc. With the goal to create Chinese home grown intellectual properties, develop market competitive product, satisfy customers' requirements and promote TD-SCDMA industry, COMMIT endeavors to be the worldwide leader in wireless communication industry. For more information about COMMIT, please visit www.commit.cn.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


Contact:
RADVISION
Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, +1 212-704-7385x114
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                                                          ITEM 5


Press Release                                                  Source: RADVISION

Telecom Industry Veteran Joins RADVISION as General Manager for EMEA

Wednesday August 22, 8:24 am ET

Philippe Besseyre des Horts Appointed Head of RADVISION's Europe, Middle East and Africa Operations, Overseeing Regional Sales to the Developer, Enterprise and Service Provider Markets

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced that Philippe Besseyre des Horts has been named General Manager of RADVISION's European, Middle East and Africa (EMEA) operations. With over 20 years of experience in the service provider arena, Mr. Besseyre des Horts will be responsible for expanding RADVISION's sales networks and revenues throughout Europe, the Middle East and Africa. He will oversee regional sales to the developer, enterprise and service provider markets, and undertake full responsibility for field marketing and support teams.

Mr. Besseyre des Horts' experience in the global telecommunications market includes serving as Vice President for Sales at NetCentrex/Comverse IP Converged Communications line of business. Prior to this, he served as EMEA General Manager for Array Networks, a Web security and traffic management appliance company where he managed indirect channels for sales to major corporations and Telcos. Between 1998 and 2002, Mr. Besseyre des Horts was Country Sales Director in France for Level 3 Communications, and Vice President Worldwide Sales Operations, based in Broomfield, Colorado. Before joining Level 3, Mr. Besseyre des Horts worked with British Telecom France and British Telecom Europe as Sales Manager, Carrier Sales Director Europe and Country Sales Director. He began his career in the telecom industry with McDonnell Douglas Information Systems.

"RADVISION will benefit greatly from Philippe's vast experience in the service provider arena in general, and with next generation platforms, in particular," said Boaz Raviv, RADVISION CEO. "He is a seasoned executive in our dynamic industry, with strong managerial and leadership qualities. I am confident that his skills and experience, together with his enthusiasm, will guide our EMEA team to new levels of activity, especially in the growing service provider market."

Philippe Besseyre des Horts noted, "RADVISION's success lies in the synergy between its product lines, and the strength this offers strategic channel partnerships. My objectives are to deepen our ties in the growing mobile area and to develop stronger relationships with channel partners and OEMS throughout the region."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


Contact:
RADVISION
Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, +1 212-704-7385x114
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                                                          ITEM 6

Press Release                                                  Source: RADVISION

RADVISION CEO Boaz Raviv to Speak at Morgan Keegan 2007
Equity Conference on September 6th

Thursday August 23, 8:00 am ET

Presentation to be webcast and archived

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, announced today that Boaz Raviv, CEO, will speak at the Morgan Keegan 2007 Equity Conference in Memphis on Thursday, September 6th from 10:10 to 10:35 a.m. (Central).

The live webcast of the presentation can be accessed on the RADVISION web site at www.radvision.com/InvestorEvents/MorganKeegan or by clicking on www.wsw.com/webcast/mk15/rvsn/. An audio replay of the event will be available on the RADVISION web site approximately two hours after the live event and accessible for thirty days.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

Contact:
RADVISION
Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                      (Registrant)



                                 By /s/ Rael Kolevsohn
                                    ------------------
                                    Rael Kolevsohn
                                    Corporate Vice President and General Counsel


Date: August 31, 2007